Exhibit 99.7

Market Update

Peter Jenkins

Vice President, Marketing

24 November 2014

INVESTOR DAY

ASMLSMALLTALK2014

LONDON

Forward looking statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels and trends, our market share, customer orders and systems backlog, IC unit demand, expected or indicative financial results or targets, including revenue, gross margin, expenses, gross margin percentage, opex percentage of sales, tax percentage, cash conversion cycle, capex percentage of sales, credit rating and earnings per share, expected shipments of tools and the timing thereof, including expected shipments of EUV and DUV tools, productivity of our tools and systems performance, including EUV system performance (such as endurance tests), the development of EUV technology and timing of shipments, development in IC technology, including shrink scenarios, NAND technology development and cost estimates, expectations on development of the shrink roadmap across all of our systems, upgradeability of our tools, system orders, customer transition estimates, expected transition scaling, forecasted industry developments, including expected smartphone, tablet and server use in future years, and expectations relating to new applications including wearable devices and connected devices, expected investment pay-back time for foundries, expected construction of additional holistic lithography infrastructure, the continuation of Moore’s Law, and our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, market demand for our existing products and for new products and our ability to maintain or increase or market share, the development of and customer demand for multi-patterning technology and our ability to meet overlay and patterning requirements, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, EUV system performance and customer acceptance, availability of raw materials and critical manufacturing equipment, trade environment, our ability to reduce costs, changes in exchange rates and tax rates, available cash, distributable reserves for dividend payments and share repurchases, changes in our treasury policy, including our dividend and repurchase policy, completion of sales orders, the risk that key assumptions underlying financial targets prove inaccurate, including assumptions relating to market share, lithography market growth and our customers’ ability to reduce productions costs, risks associated with Cymer, which we acquired in 2013, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

ASML Public Slide 2 November 2014

ASML

Public

Slide 3

November 2014

Outline

Introduction

ASML value drivers

Market opportunity & affordability

ASML

Public

Slide 4

November 2014

Some people are predicting the imminent end to Moore’s law

c|net Search CNET

End of Moore’ Law: It’s not just about physics

A DARPA dire that the end of the Moore’s Law -- which is essentially why you now because of insurmountab by Brooke Crothers

EE|Times

28nm -- The Last Node of Moore’s Law

Zvi Or-Bach, Mon

3/19/2014 06:46 PM ED

We have been hear quite a lot recently. the 7nm node and 2 recognize

ZDnet

Hot Topics Reviews Downloads Newspapers White Papers

Moore’s Law: the end is near-ish!

By Gear Menegaz for Five Nines: The Next Gen Datacenter | July 16, 2012 -- 22:59 GMT (23:59 BST

Many agree that one of the key driving forces of the computer revolution is the ability to provide consumers with devices of ever increasing power. Every year manufacturers put o a new line of more powerful products - twice as powerful, in fact, every 18 months. And, we can believe Michio Kaku, in his book the Physics of the Future, this is about to come t an end.

PCWorld Work. Life. Productivity.

The end of Moore’s Law is on the horizon, says AMD

Ian Paul

@ianpaul Apr 3, 2013 9:55 AM

There is a rich pipeline of new scalable memory devices coming to market

ASML

Public

Slide 5

November 2014

SanDisk, Toshiba Announce 32Gb Bilayer Cross-point ReRAM

Masahide Kimura, Nikkei Electro 2013

f Like 1 Share 1 Twe

SanDisk

develope

ReRAM

designlines MEMORY

Blog

Showtime for the Micron-Sony 16Gb ReRAM

Ron Neale, Independent

No Ratings

LOGIN TO RATE

g+1 1

y technology, the key

rancisco, Calif., was

.7 “A 16Gb ReRAM

Technology” (Richard

results

MRAM STT-MRAM

Spin Transfer Torque-type Magnetoresistive Random Access Memory

TDK

STORAGE components, storage, memory

Move over flash? TDK reveals its first next-gen MRAM

Panasonic first with mass-produced ReRAM computer f Like 3 Tweet 6

Published on 31st July 2013 by Gareth Halfacree News 6 Comments

announced that it has become the

of 1 m

NEWS

Samsun

flash

The 3D fla

generatio

Samsung begins mass production of 3-bit 3D NAND chips

REVIEW

Review: Samsung’s new 3D NAND SSD for ‘Pros’ is a superfast drive at a good price

This SSD knows how to shut down, and it can do it in under 4 seconds

f Recommend 0 Tweet 0 g+1 0 Pin it +Share 1

NAND Flash Process Roadmaps (for Volume Production)

2011 2012 2013 2014 2015 2016 2017

IC Insights

Process roadmap for memory devices marches on as 3D looms

Vertical dimension to extend the life of DRAM and NAND flash as alternative memories get a closer look.

C ic insights

The ongoing reduction in feature sizes used to manufacture integrated circuits has enhanced memory-chip performance by increasing per-chip storage capacities, lowering power consumption, and improving the speed in which memory devices can store and retrieve data (i.e., memory bandwidth). For example, there has been a 20x improvement in the per-channel memory bandwidth of mobile DRAM over the past decade.

Everspin ramps up ST-MRAM chips, unveils three new customers

EverSpin STT-RAM

Everspin announced the world’s first STT-MRAM chip back in 2012, and they started offering it to customers in 2013. So far we only heard of a single product that actually uses Buffalo Memory’s S6C industrial SATA III SSD. Today Everspin announced it is ram company disclosed several new customer and ecosystem relationships.

COMPUTERWORLD Popular Now: in f g+

Home > Emerging Technology

NEWS ANALYSIS

Memory wars: RRAM vs. 3D NAND flash, and the winners is...us

You may soon have smartphone or tablet with more than a terabyte of high-speed storage

By Lucas Mearian FOLLOW

Computerworld | Aug 8, 2013 6:27 PM PT

Within a few years, you’ll likely be carrying a smartphone,

MORE LIKE THIS

Samsung mass produces industr

NAND flash Chips

Startup pits RRAM against DRAM

storage

Samsung hits high gear, rolls out flash chip

ASML

Public

Slide 6

November 2014

and plenty of ideas & competition on how to continue to shrink Logic

Intel details 10nm, 7nm, 5nm process roadmap

Published on 14th May 2012 by Gareth Haltafacre

f Like 89 Tweet 18

News 39 Comments

Semiconductor giant Intel has revealed its roadmap for process technologies, which will see 10nm, 7nm and

7nm, 5nm, 3nm: The new materials and transistors that will take us to the limits of Moore’s law

By Sebastian Anth 2013 at 9:54 am | 38 comments

Researchers create transistors out of nanowire forests, for ‘ultimate scaling’ beyond 10nm

By John Hewitt on May 1, 2013 at 2:00 pm | 3 Comments

Top contact Gate Bottom contact

TSMC announces its first 16nm FinFET networking chip: 32-core ARM Cortex-A57

By Joel Hruska on September 26, 2014 at 9:10 am | 23 comments

Density Comparison tsmc TSMC Property

Area Scaling

Log Scale

~15% 32/28 nm 22/20 nm

Intel’s Tri-Gate transistors: everything you need to know

22nm: the complete lowdown

By Dan Grabham May 6th 2011

f SHARE 19 TWEET 8 g+

News & Analysis

Intel, IBM Dueling 14nm FinFETS

IEDM reveals diametrically opposed approaches

R. Colin Johnson

10/21/2014 06:26 PM EDT

12 comments

f Like 42 Tweet 9 in share 40 g+1 3

1 saves LOGIN TO RATE

SoCs up to 600 ese IEDM oherty told s. What is d upon the offering

The race to the FinFETs

Summary: Chip makers are racing to complete new technology with 3-D transistors to meet demand for mobile device that are faster and more efficient.

Laptops & Des 2014 -- 20:07 GMT (21:07 BST) crosoft newslet f S

Logic Area Scaling 10000 Pitch Pitch Q4’11 Others 1H’14 Intel Q2’14 2015?

1000 45/40 nm 32/28 nm 22/20 nm 16/14 nm 10 nm Technology Node

th denser and earlier than what others call “16nm” or “14nm”

45nm: K-L Cheng (TSMC), 2007 IEDM, p. 243

28nm: F. Arnaud (IBM alliance), 2009 IEDM, p. 651

0nm: H. Shang (IBM alliance), 2012 VLSL p. 129

16nm: S. Wu (TSMC), 2013 IEDM, p. 224

10nm: K-1 Seo (IBM alliance), 2014 VLSL, p. 14 IDF14

Delivering Maximum Value with Leadership 14nm

Agrresive gate pitch

Smallest memory solution

Innovative layout schemes for compact logic 20nm Planar FinFET Other foundries Similar up to 15% Smaller

Smallest Area

Samsung

ASML

Public

Slide 7

November 2014

Customer Shrink Roadmap

HVM 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

Poly SiON Hik Metal Gate FinFet III-V/Ge channel ? Gate All Around ?

Logic 28nm 20nm 14/16nm 10nm 7nm 5nm 3nm

DRAM

Working Memory 3xL 2xH 2xM 2xL 1xH 1xM 1xL

MRAM

1xH 1xM 1xl

Planar Floating Gate NAND

Storage Memory 2xL 1xH 1xM 1xL 1xVL

3D NAND

5x x24 5x x32 5x x48 ~ x64 5x ≥ x96

X-Point: ReRAM, CBRAM, PC-RAM

2x 28 1xM x8 1xL x8

Today’s status

Production Research

Development Roadmap

Node x # of layers

Source: ASML, Customer roadmaps

ASML
Public
Slide 8
November 2014

Process evolution essential to enable increasing processing & graphics capabilities of mobile devices

Shrink : Integrate functions, increase processor & memory capacity, improve speed & power efficiency, lower cost


Add functions, increase die size, cost
65nm
A2298
72mm²
Core2 E4700
111mm2
Core2 Q6700
286mm2
45nm
A4
53mm²
A5
122mm²
Exynos 3
118mm²
A5X
169mm²
Core i7-920
263mm²
32nm
Core i7-990
240mm2
A6
97mm²
Queue, Uncore & I/O
Core
Shared L3 Cache
Memory Controller
Core i7-3960
435mm2
A6X
123mm²
28nm
A7
102mm²
S600
88mm²
Exynos 5
122mm²
S800
118mm²
Exynos 5420
22nm
Core i7-4960
257mm2
Queue, Uncore, I/O
Core i7-5960
355mm2
20nm
A8
90mm²
A8x
128mm²
S810
14nm
Core M
82mm²
Exynos 7420

Axx : Apple. Sxx : Qualcomm Snapdragon. Core2, Core i7 and Core M : Intel

Sources: ChiipWorks, Intel, Samsung, Qualcomm, Apple

Process evolution essential to enable increasing processing & graphics capabilities of mobile devices

ASML

Public

Slide 9

November 2014

Shrink: Integrate functions, increase processor & memory capacity, improve speed & power efficiency, lower cost

Add functions, increase die size, cost

65nm 45nm 32nm 28nm 22nm 20nm 14nm

2009 iPhone 3G

Extreme Notebook

Windows

intel Core 2 Quad

Systemax Ultra PC

2010 iPhone 4 iPad

2011 iPhone 4S iPad 2

2011 Galaxy S2

2012 iPad 3

7 free

12GB DDR3

NVIDIA SLI

intel Core 17

Alienware Laptop

2012 iPhone 5 iPad 3

Cobra PC

2012 iPad 4

2013 iPhone 5S iPad Air

HTC 1

2013 Galaxy S4

Lenovo Vibe

Chrome-book 2

Touchscreen Laptop

2014 iPhone 6/6+

2014 iPad Air 2

Xperia Z4

2015 in mobile products

Products: Add functions e.g. cameras, increase screen & video resolution, improve data speed & battery lifetime

Axx : Apple. Sxx : Qualcomm Snapdragon. Core2, Core i7 and Core M : Intel Sources: ChiipWorks, Intel, Samsung, Qualcomm, Apple

ASML

Public

Slide 10

November 2014

Enabling an ecosystem that has considerable financial means and strong incentives to drive innovation ...

Leading technology companies in the semiconductor industry ecosystem (EBIT 2013, B$)

ASML (2) AMAT (1) TEL (1)

TSMC (7)

intel (13) QUALCOMM® (8) TI (3)

Semi equipment

Semi manufacturers

Semi design

CISCO (12) Ericsson (4) HUAWEI (5)

Toshiba (3) HP (8) Dell (3) (49) SAMSUNG (35) Hitachi (4)

Hardware manufacturers

Microsoft (27) eBay (4) Facebook (3) Yahoo (1) Tencent (3) Google (14) ORACLE (14) EMC (4) SAP® (7) IBM (20)

Software and services

ASML Peers Semi Other

Total EBIT 2013 = ~250 B$

ASML

Public

Slide 11

November 2014

Outline

Introduction

ASML value drivers

Market opportunity & affordability

EUV Value Driver : 3 ~ 5x Resolution Enhancement

ASML
Public
Slide 12
November 2014

ArF immersion

k_1
difficulty,
limit = 0.25



k_1 = 0.265
strong OPC mask

EUV

$$\text{Resolution} = k_1 \times \frac{\lambda}{NA}$$



k_1 = 0.32
OPC mask

λ
Wavelength


193nm


13.5nm

NA
Numerical
Aperture

NA 1.35
Maximum



NA 0.33
Current



NA > 0.5
Future

Resolution
Minimum pitch



76nm
38nm half pitch



26nm
13nm half pitch



< 16nm
< 8nm half pitch

ASML

Public

Slide 13

November 2014

There are multiple roads to shrink

Process Flow

2D Multi Patterning or EUV single expose 1D Self Aligned Multiple Patterning (SAMP)

LELE (or EUV SE) LELELE (or EUV SE) SADP (D=Double) SAQP (Q=Quadruple)

LE #1 LE #1 Mandrel Mandrel

Spacer Spacer #1

LE #2 LE #2

Spacer cut Spacer #2

LE #3 Patterning cut(s) Spacer cut

Patterning cut(s)

Suitable for 1D or 2D patterning

Overlay control of each layer is a key

Suitable for 1D layout. (better CD, LWR control)

May need multiple cut patterns

ASML

Public

Slide 14

November 2014

EUV process simplification example :

2D Logic Metal Interconnect illustration

EUV Single patterning ArFi LE4 Patterning ArFi SAQP

# Steps

Mask 1 4 6

Etch 1 4 9

Spacer 4

ASML

Public

Slide 15

November 2014

EUV Processing Cost per Layer saving: 20% ~ 130%

Relative Cost

250%

225%

200%

175%

150%

125%

100%

75%

50%

25%

0%

130%

20%

Other Patterning Cost

Litho OpEx

Litho CapEx

EUV * ArFi LE4 ArFi SAQP

* NXE:3350B, 95WPH, 30mJcm-2

ASML

Public

Slide 16

November 2014

EUV Resolution Benefits > Patterning Cost Reduction

1 2D Patterning + 2 Process Simplification = 3 Lower Cost Shrink

Able to employ jogs Reduced #vias (better yield) Less min length (area) wires Able to connect to neighbor wire

EUV

193i

Better freedom for redundant via insertion

EUV

193i

Reduced MOL complexity by 2D M1

EUV

TOP view

Cross-section showing connections

More effective shrink

Smaller die due to reduced design constraints

More die per wafer

Higher yield

Metal patterning

Litho stack (applied at each exposure)

Resist

BARC

SDG

SOC

Planarization

nX

Resist

BARC

SDG

SOC

1X

HM for Metal patterning

Oxide HM for split metal patterns

TiN HM for combined metal pattern

TiN

Dielectric stack

Oxide Etch stop to Lo-k diet

Lo-k dielectric Inter-metal dielectric

SiCN Etch stop to device layer

1X

Oxide

Lo-k dielectric

SiCN

193i LE^n

EUV SE

Fewer process steps

Higher defect limited yield

Faster cycle times

Doubling functionality (2x #gates) node-to-node

“Relative Cost”

N10 N7-193i N7-EUV LS

Lower patterning cost

Fewer process steps

More effective shrink

Higher yield

Reference: Esin Terzioglu, Qualcomm, 2014 International Symposium on EUV, October 27, 2014

ASML

Public

Slide 17

November 2014

Customer roadmaps require continuous improvement in Lithography Overlay and Focus Performance

ASML holistic roadmap delivers both scanner & process application improvements to secure low rework & high yield in volume manufacturing

8

7

6

5

4

3

2

1

0

Overlay [nm]

Customer On Product Overlay

Matched Scanner Overlay

Application & Process Control

2013 2014 2015 2016 2017

100

80

60

40

20

0

Focus [nm]

Customer On Product Focus Control

Scanner Focus Control

Application & Process Control

2013 2014 2015 2016 2017

ASML

Public

Slide 18

November 2014

Overlay Value: 1nm improvement @ 20nm Logic Node

~ €100M Cost Saving per Year for 100k WSpM

6nm Overlay 5nm Overlay

Production 5nm Process Spec

Cost Saving

Rework limit

Lot-Lot Statistical 14%

Overlay Process Control rework < 1%

13% Rework rework

~ €33M / year 0 1 2 3 4 5 6 7 8 0 1 2 3 4 5 6 7 8

On Product Overlay [nm] On Product Overlay [nm]

ArFi Rework Cost : ~ €15 / wafer, 100,000 wafers / month, 14 overlay critical immersion exposure passes

Die Yield 5nm Process Spec

Cost Saving

Statistical Overlay 4% yield < 1%

Die Yield

3% Die Yield loss yield loss

~ €67M / year 0 1 2 3 4 5 6 7 8 0 1 2 3 4 5 6 7 8

On Product Overlay [nm] On Product Overlay [nm]

Die cost : ~ €3.70, 100,000 wafers / month, Die size = 100mm2, ~ 630 die / wafer

ASML

Public

Slide 19

November 2014

ASML Platform approach enabling Extendibility & Upgradability has been an essential factor in ASML success in the Memory sector

Example : DRAM process migration from D2xM to D1xH

Relative Litho CapEx for 1k WSpM

180%

Apps

160% Dry

Immersion ASML

140% CapEx

Initial CapEx efficiency advantage

120%

100%

80% Platform Extendibility

60% & System Upgrades

Secures affordability of

40% transition to next node

20% Provides a significant

Competitive advantage

0%

D2xM D1xH D1xH conversion D1xH conversion

GreenField GreenField no upgrades with upgrades

D2xM : 18 immersion layers, 30 dry layers, 6nm On-Product Overlay

D1xH: : 21 immersion layers, 35 dry layers, 4nm On-Product-Overlay, 50% immersion layers critical overlay

ASML

Public

Slide 20

November 2014

Outline

Introduction

ASML value drivers

Market opportunity & affordability

NVM market transitions & ASML opportunities

Public
21 November 2014


1
Planar
2
3D-new
3
2D→3D
4
3D
5
ReRAM
1x x8
ReRAM
5x ≥ x96
Today
3D-NAND
5x x48~x64
5x x32
5x x24
wafer volume
2xL
1xH
1xM
Planar

Challenges
- Scaling @ <20 electrons with 3-bit/cell
- <20nm patterning with SAQP

Market :
- 256Gb → 512Gb devices
- Long legacy for ≤ 256Gb

Litho opportunity :
- Overlay & SAQP process control for ≤1xM
- Capacity additions + ArFi IB upgrades
- EUV for 1xL e.g. bit line contact

NVM market transitions & ASML opportunities

Challenges :
- Memory hole patterning (CDU, elipticity, slope)
- Wafer stress,& scaling 32 → >96 stacks
- Fab conversion cost & output loss → new fabs

Market :
- 256Gb → ≥1Tb devices
- High capacity storage e.g. SSDs

Litho opportunity :
- Stress: overlay, Stacks: alignment & focus
- Capacity additions + installed base upgrades



1
Planar
2
3D-new
3
2D→3D
Today
5x x24
5x x32
wafer volume
2xL
1xH
1xM
1xL
1xVL
Planar
time

NVM market transitions & ASML opportunities

ASML
Public
23
November 2014


1
Planar
2
3D-new
3
2D→3D
4
3D
5
ReRAM
1x x8
ReRAM
5x ≥ x96
3D-NAND
5x x48~x64
2xL
1xH
1xM
1xL
1xVL
Planar
time

X-point / ReRAM challenges
- Device type & material selection / properties
- Scaling cell size / cost

Market
- Initial as SCM 1~10µs 10~100x speed NAND
- Replace NAND at ≥ 2Tb, < $50 per TB

Litho opportunity
- ≤ 10nm scaling with EUV @ 8+ layers
- New fab builds

ASML

Public

Slide 24

November 2014

Lithography market opportunity for Flash Memory EUV insertion for scaling Planar & 3D, ReRAM

Relative Exposure Passes

175% 150%

Dry

Immersion

EUV

Process simplification

opportunity with EUV

125%

100%

75%

+>50% with 8

50% stacked x-point

25%

0%

≤1xM <1xM ≤ 64 > 64 > 64 2x 1xM

EUV EUV

Planar 3D NAND ReRAM

Relative CapEx / 1k WSpM

450%

Apps

400%

Dry

350%

Immersion

+50% with EUV

300%

250% EUV

200%

150%

100%

50% + >250% with

8 stacked x-point

0%

≤1xM <1xM ≤64 > 64 > 64 2x 1xM

EUV EUV

Planar 3D NAND ReRAM

Source: ASML

ASML

Public

Slide 25

November 2014

NAND bit cost scaling and customer transition estimates

$/GB

1

1 3D-2D cost cross over

2 ReRAM introduction

2D NAND 2D Greenfield

0.1 1

2D-3D upgrade 3D-NAND 2 Depreciated 2D

3D Greenfield

ReRAM Greenfield

0.01

2011

2012

2013

2014

2015

2016

2017

2018

2019

2020

2021

2022

3D NAND transition

challenges

Capital expenditure to convert a fab from planar to 3D ~ 4x normal planar node conversion

>40% reduction in max fab wafer starts capacity

Lost wafer start output due to conversion downtime

Conclusion: 3D capacity will be largely Greenfield

Source: ASML, IC Knowledge, Forward Insights

Logic market transitions & ASML opportunities

ASML
Public
Slide 26
November 2014


1
Legacy for Image Sensors, IoT etc.
2
28nm long lifetime for low cost Logic
3
Shrink → transistor Fast ramps for mobile
4
Shrink → transistor? EUV insertion
Today
7 nm
10 nm
14/16 nm
FinFET
20 nm
28 nm
Hi k MG
Poly SION
Legacy
wafer volume
time
Challenges
• Immersion double patterning (LE²)
• FinFET transistor
Market :
• Mobile computing & smartphones
Litho opportunity :
• Overlay & LE² process control
• Capacity additions

Source: ASML

Logic market transitions & ASML opportunities

ASML
Public
Slide 27
November 2014


1
Legacy for Image Sensors, IoT etc.
2
28nm long lifetime for low cost Logic
3
Shrink → transistor Fast ramps for mobile
4
Shrink → transistor? EUV insertion
Challenges
• Transistor & material changes
• LE³ / LE⁴ → EUV introduction
Market :
• Mobile computing & smartphones
Litho opportunity :
• Overlay & LEⁿ process control
• EUV
• Capacity additions + upgrades
Today
7 nm
10 nm
14/16 nm FinFET
20 nm
28 nm
Hi k MG
Poly SION
Legacy
time

Source: ASML

ASML

Public

Slide 28

November 2014

Logic market opportunity: increased # passes with Multiple-Patterning, higher Litho CapEx with EUV

Relative # Exposure Passes

180%

Dry

160% +30% NoN Immersion

ArFi only EUV

140%

+10% NoN

120% with EUV

100%

80%

60%

40%

20%

0%

20/16 ArFi EUV ArFi EUV EUV

/14nm 10nm 7nm 5nm

Relative CapEx / 1k WSpM

275%

250%

225% + 35% ~ 50% NoN

200%

175%

150%

125%

100%

75%

50%

25%

0%

Apps

Dry

Immersion

EUV

20/16 ArFi EUV ArFi EUV EUV

/14nm 10nm 7nm 5nm

Source: ASML

ASML

Public

Slide 29

November 2014

Logic Cost / Function returns to historical trends with EUV

Litho CapEx share grows as multiple patterning costs reduced

Relative Cost per Wafer

+17% NoN

+4% NoN +44% 31%

NoN 29%

1.00 20%

18% 15% 16%

14%

12%

0.10

Litho

Other Patterning

Litho % Total Wafer

0.01

90 65 40 28 20 10 7 5

Relative # Functions per Wafer

100 2.1x NoN

1.8x NoN

10

2.0x NoN

1

90 65 40 28 20 10 7 5

÷

Relative Cost per Function

1.00

-45% NoN

-32% NoN

0.10

-41% NoN

0.01

90 65 40 28 20 10 7 5

NoN = Node on Node

Source: ASML, IC Knowledge, IMEC Validated with external consultants

ASML

Public

Slide 30

November 2014

External sources support the continued growth of Litho

Historically Litho’s share of the equipment market has grown

Litho’s share of Wafer Equipment, SEMI

18%

23% 25%

2001 2007 2013

Independent research analysts expect Litho’s share in equipment to increase

Litho’s share of Wafer Equipment spend, Gartner

24%

30%

2013 2018

ASML

Public

Slide 31

November 2014

Summary

Moore’s law continues

Strong technology pipeline & competition to continue scaling memory & logic

Supported by a large profit pool and incentive to make it happen

ASML delivers compelling Customer value

EUV - to enable continued cost effective shrink

Holistic Litho – to secure high productivity & yield in high volume manufacturing

System upgrades – to enable affordable node transitions

Resulting in a great market opportunity

Increasing Litho CapEx / wafer at each new node

Growing Litho share of total equipment CapEx spend

ASML

INVESTOR DAY

ASMLSMALLTALK2014

LONDON